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
                                                  UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C.  20549



                                                   SCHEDULE 13D
                                    Under the Securities Exchange Act of 1934

                                        Building One Services Corporation
------------------------------------------------------------------------------------------------------------------
                                                 (Name of Issuer)

                                          Common Stock, Par Value $.001
------------------------------------------------------------------------------------------------------------------
                                          (Title of Class of Securities)

                                                    120114103
------------------------------------------------------------------------------------------------------------------
                                                  (CUSIP Number)

                                                 Mr. Andrew Africk
                                                Boss Investment LLC
                                            c/o Apollo Management, L.P.
                                      1301 Avenue of the Americas, 38th Floor
                                                New York, NY 10019
                                                  (212) 261-4000
                                                  with copies to:

     Michael D. Weiner, Esq.                                            John J. Suydam, Esq.
     Apollo Management, L.P.                                            O'Sullivan Graev & Karabell, LLP
     1999 Avenue of the Stars, Suite 1900                               30 Rockefeller Plaza, 24th Floor
     Los Angeles, CA 90067                                              New York, NY 10012
     (310) 201-4100                                                     (212) 408-2400

------------------------------------------------------------------------------------------------------------------
                               (Name, Address and Telephone Number of Person Authorized to
                                         Receive Notices and Communications)

                                                   April 30, 1999
------------------------------------------------------------------------------------------------------------------
                            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box.[_]

     Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See (S)240.13d-7 for other parties to whom copies of this statement are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. ............ 120114103

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. ............ 120114103
--------------------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Boss Investment LLC*
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)     X

           (b)
--------------------------------------------------------------------------------
    3.     SEC Use Only
--------------------------------------------------------------------------------
    4.     Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.     Citizenship or Place of Organization
--------------------------------------------------------------------------------
Number of Shares      7. Sole Voting Power     4,444,444 shares of Common Stock
Beneficially Owned    ----------------------------------------------------------
by Each Reporting     8. Shared Voting Power     -0-
Person With           ----------------------------------------------------------
                      9. Sole Dispositive Power    4,444,444 shares of
                                                   Common Stock
                      ----------------------------------------------------------
                      10. Shared Dispositive Power     -0-
--------------------------------------------------------------------------------
    11.    Aggregate Amount Beneficially Owned
           by Each Reporting Person             4,444,444 shares of Common Stock
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13.    Percent of Class Represented by Amount in Row (11)    17%
--------------------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

           OO
--------------------------------------------------------------------------------

CUSIP NO. ............ 120114103
--------------------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Apollo Investment Fund IV, L.P.*
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)     X

           (b)
--------------------------------------------------------------------------------
    3.     SEC Use Only
--------------------------------------------------------------------------------
    4.     Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.     Citizenship or Place of Organization
--------------------------------------------------------------------------------
Number of Shares 7. Sole Voting Power 4,218,222 shares of Common Stock** Beneficially Owned ----------------------------------------------------------
by Each Reporting     8. Shared Voting Power   4,444,444 share of Common Stock**
Person With           ----------------------------------------------------------
                      9. Sole Dispositive Power    4,218,222 shares of
                                                   Common Stock**
                      ----------------------------------------------------------
                      10. Shared Dispositive Power     4,444,444 shares of
                                                       Common Stock**
--------------------------------------------------------------------------------
    11.    Aggregate Amount Beneficially Owned
           by Each Reporting Person           4,444,444 shares of Common Stock**
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13.    Percent of Class Represented by Amount in Row (11)    17%
--------------------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

CUSIP NO. ............ 120114103
--------------------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Apollo Overseas Partners IV, L.P.*
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)     X

           (b)
--------------------------------------------------------------------------------
    3.     SEC Use Only
--------------------------------------------------------------------------------
    4.     Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.     Citizenship or Place of Organization
--------------------------------------------------------------------------------
Number of Shares      7. Sole Voting Power   226,222 shares of Common Stock**
Beneficially Owned    ----------------------------------------------------------
by Each Reporting     8. Shared Voting Power  4,444,444 share of Common Stock**
Person With           ----------------------------------------------------------
                      9. Sole Dispositive Power    226,222 shares of
                                                   Common Stock**
                      ----------------------------------------------------------
                      10. Shared Dispositive Power     4,444,444 shares of
                                                       Common Stock**
--------------------------------------------------------------------------------
    11.    Aggregate Amount Beneficially Owned
           by Each Reporting Person           4,444,444 shares of Common Stock**
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13.    Percent of Class Represented by Amount in Row (11)    17%
--------------------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

CUSIP NO. ............ 120114103
--------------------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Apollo Advisors IV, L.P.*
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)     X

           (b)
--------------------------------------------------------------------------------
    3.     SEC Use Only
--------------------------------------------------------------------------------
    4.     Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.     Citizenship or Place of Organization
--------------------------------------------------------------------------------
Number of Shares      7. Sole Voting Power     -0-
Beneficially Owned    ----------------------------------------------------------
by Each Reporting     8. Shared Voting Power  4,444,444 share of Common Stock**
Person With           ----------------------------------------------------------
                      9. Sole Dispositive Power    -0-
                      ----------------------------------------------------------
                      10. Shared Dispositive Power     4,444,444 shares of
                                                       Common Stock**
--------------------------------------------------------------------------------
    11.    Aggregate Amount Beneficially Owned
           by Each Reporting Person   4,444,444 million shares of Common Stock**
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13.    Percent of Class Represented by Amount in Row (11)    17%
--------------------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

     * On March 22, 1999 Boss Investment LLC, a Delaware limited liability company owned by certain Reporting Entities (as defined in Item 2) (the

"Investor"), entered into a Securities Purchase Agreement (the "Purchase
---------                                                       --------
Agreement"), with Building One Services Corporation, a Delaware corporation (the
---------
"Issuer").  Pursuant to the Purchase Agreement, on April 30, 1999 the Investor
 ------
acquired approximately $100.0 million of the Issuer's 7.5% Junior Subordinated Convertible Debentures (the "Convertible Notes"). Assuming conversion of the
                             -----------------
principal amount of the Notes and assuming that all interest is paid in cash, the Convertible Notes are convertible into 4,444,444 shares of common stock of the Issuer, par value $.001 per share (the "Common Stock"). This represents
                                            ------------
approximately 17% of the outstanding shares of Common Stock.

     **The Investor will be dissolved and will distribute the Convertible Notes to its members, each of whom is a Reporting Entity, resulting in direct beneficial ownership by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. of $94.9 million and $5.1 million, respectively, of the Convertible Notes corresponding to 4,218,222 shares and 226,222 shares of Common Stock upon conversion, respectively.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $.001 per share ("Common Stock"), of Building One Services Corporation, a Delaware
           ------------
         corporation (the "Issuer"). The address of the principal executive
                           ------
         office of the Issuer is 800 Connecticut Avenue, N.W., Suite 1111, Washington, D.C. 20006.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)         This statement is filed jointly by (i) Boss Investment LLC, and (f) a Delaware limited liability company (the "Investor"); (ii) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV");
                                                                    ------
         (iii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands ("Overseas Partners"); and (iv) Apollo
                                            -----------------
         Advisors IV, L.P., a Delaware limited partnership and the general partner of each AIF IV and Overseas Partners ("Advisors"). The
                                                        --------
         foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

                AIF IV and Overseas Partners are principally engaged in the business of investing in securities. Advisors is principally engaged in the business of serving as general partner of AIF IV and managing general partner of Overseas Partners. The principal office of each of the Reporting Entities is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), is the general partner of Advisors. Capital
           ---------------------
         Management IV is principally engaged in the business of serving as general partner to Advisors.

                Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"), serves as manager of the Reporting Entities
           --------------------
         and manages their day-to-day operations.

                AIF IV Management, Inc., a Delaware corporation ("AIM IV"), is
                                                                  ------
         the general partner of Apollo Management IV. AIM IV is principally engaged in the business of serving as general partner to Apollo Management IV.

                The respective addresses of the principal office of Capital Management IV, Apollo Management IV and AIM IV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administration"), is the administrative general partner of
                   --------------
         Overseas Partners. Administration is principally engaged in the business of serving as administrative general partner of Overseas IV. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                Attached as Appendix A to Item 2 is certain information concerning the principals, executive officers, directors and principal shareholders of the Reporting Entities and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and         None of the Reporting Entities or any of the persons or entities
(e) referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The Investor obtained financing from its members for the purchase of the Convertible Notes (as defined in Item 4). The members (AIF IV and Overseas Partners), in turn, obtained their respective funds from capital contributions of their partners.

ITEM 4.  PURPOSE OF THE TRANSACTION

                The purpose of the transaction was to acquire $100.0 million of 7.5% Junior Subordinated Convertible Debentures Due 2012 to be issued by the Issuer (the "Convertible Notes"). The Issuer used proceeds from
                             -----------------
         the sale of the Convertible Notes to finance, in part, the repurchase of 25,500,000 shares of Common Stock in connection with its Amended Tender Offer, dated April 6, 1999 (the "Amended Offer").
                                                 -------------

                On March 22, 1999 the Investor entered into the Securities
         Purchase Agreement (the "Purchase Agreement") with the Issuer, under
                                  ------------------
         which the Investor agreed to invest $100.0 million in the Issuer in exchange for the Convertible Notes. Pursuant to the Purchase Agreement, the Investor acquired $100.0 million of the Convertible Notes on April 30, 1999. In connection with the Purchase Agreement, the Issuer and Investor also entered into the Investors' Rights Agreement, dated March 22, 1999 (as amended on April 6, 1999, the "Investors' Rights
                                                     -----------------
         Agreement").
         ---------

                The Convertible Notes will mature on the thirteenth anniversary of the date of issuance and will provide for quarterly interest payments at a rate of 7.5% to be paid in additional Convertible Notes or cash, at the Issuer's election, for the first five years after their issuance, and in cash thereafter. The holders of a majority of the outstanding principal amount of the Convertible Notes, however, will have the right to require payment of interest in cash after the third and through the fifth anniversary of the issuance of the Convertible Notes. Upon a "change of control," as defined in the indenture governing the Convertible Notes, each holder may require the Issuer to redeem its Convertible Notes plus all accrued interest and all interest that would have otherwise accrued through the fifth anniversary of the issuance of the Convertible Notes. The indenture governing the Convertible Notes entitles the Issuer to redeem the Convertible Notes at a 3% premium on the principal and accrued interest at any time after the fifth anniversary of their issuance.

                The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $22.50 per share plus all accrued and unpaid interest. Assuming conversion of the principal amount of the Convertible Notes and assuming that all interest is paid in cash, the Investor has the right to acquire upon conversion 4,444,444 shares of Common Stock, or approximately 17% of the outstanding voting power. If the Convertible Notes are converted prior to the fifth anniversary of their issuance, the amount converted into shares of Common Stock will include additional interest that would have accrued or been paid from the date of conversion through the fifth anniversary of the issuance of the Convertible Notes. However, unless the conversion is in connection with a change of control, the additional interest will not exceed a total of 30 months of interest. The Issuer will adjust the conversion price under certain circumstances, including the issuance of Common Stock at a price below the conversion price of the Convertible Notes or below the fair market value of a share of Common Stock or the repurchase of shares of Common Stock at prices above the then fair market value. The indenture for the Convertible Notes limits the Issuer's ability to incur additional indebtedness, pay dividends, repurchase securities or repay certain other indebtedness.

                In connection with the sale of the Convertible Notes to the Investor, on April 30, 1999 the Issuer increased the size of its Board of Directors (the "Board") from nine to ten persons and appointed three designees of the Investor to the Board. The Issuer has agreed to seek stockholder approval of amendments to its restated certificate of incorporation that would authorize the holders of the Convertible Notes to vote together with the holders of the Common Stock on all matters submitted to the stockholders for a vote and to elect three directors of the Issuer (or, if the Board has more than then directors, no less than 30% of the directors). The holders of the Convertible Notes will be able to cast the number of votes that they would be entitled to cast if they had converted the Convertible Notes into shares of Common Stock. If this amendment is not enacted by the later of July 25, 1999 and the 60th day after the issuance of the Convertible Notes (the "deadline"), the interest rate on the Convertible Notes will increase to 12.5%, but will revert back to 7.5% after the amendment is enacted. In addition, if the amendment is not enacted by 90 days after the deadline, the conversion price will be permanently reduced by $1.00. It will be permanently reduced by another $1.00 every 90 days afterward (up to a maximum $4.00 reduction), unless the amendment has been enacted before the scheduled reduction. Additionally, if certain events of default occur which the Issuer does not correct, the Investor will be entitled to elect a majority of the Board to hold office only for so long as such events of default are continuing.

                Pursuant to the Investors' Rights Agreement, as long as the Investor holds at least 50% of the outstanding Convertible Notes, the Issuer, without the consent of the Investor, will be precluded from, among other things:

                . merging with another company unless in connection with a permitted acquisition, as defined;

                . liquidating, recapitalizing or reorganizing or otherwise materially altering its business;

                . acquiring or disposing of any business or assets in one or more transactions with an aggregate value in excess of $100.0 million;

                .  declaring or paying a dividend;

                . repurchasing any capital stock or indebtedness junior to the Convertible Notes;

                . agreeing to restrict its ability to honor the rights of the holders of the Convertible Notes;

                . entering into any agreement with an affiliate that is not in the ordinary course of business and on terms no less favorable to the Issuer than those in an arm's-length transaction;

                . increasing the size of the Board above ten directors, unless the Investor's designees continue to represent at least 30% of the Board; or

                . hiring, firing or amending the employment terms of its chief executive officer or chief operating officer.

                In addition, the Investor will have the right to acquire equity securities or securities convertible or exercisable for equity securities of the Issuer in an amount equal to 50% of the amount to be sold in a private placement. The Investor and any other holders of the Convertible Notes will have the right to require the Issuer to register the shares of Common Stock that they acquire upon conversion of the Convertible Notes for resale under the Securities Act of 1933, as amended. Upon the issuance of the Convertible Notes, the Issuer paid the Investor a financing fee in the amount of $2,500,000, based upon the principal amount of the Convertible Notes, and reimbursed the Investor for its related expenses.

                The Investor will be dissolved and will distribute the Convertible Notes to its members, each of whom is a Reporting Entity, resulting in direct beneficial ownership by AIF IV and Overseas Partners of $94.9 million and $5.1 million, respectively, of the Convertible Notes corresponding to 4,218,222 shares and 226,222 shares of Common Stock upon conversion, respectively.

                The Purchase Agreement and the Investors' Rights Agreement each contain other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

                Except as set forth in this Item 4, the Reporting Entities have no present plans or proposals to acquire additional securities of the Issuer. However, the Reporting Entities reserve the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of the Reporting Persons, the Reporting Persons will amend this Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a) Assuming conversion of the principal amount of the Convertible Notes and assuming that all interest is paid in cash, the Reporting Entities beneficially own Convertible Notes convertible into an aggregate of 4,444,444 shares of Common Stock, or approximately 17% of the total issued and outstanding shares of Common Stock.

                Information concerning the identity and background of such persons who share in the power to vote or to direct the vote or to dispose or direct the disposition of such Common Stock is as set forth in Appendix A to Item 2 and is incorporated herein by reference.

(b)      The responses set forth in Item 4 are incorporated herein.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                The responses set forth in Item 4 are incorporated herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                1. Securities Purchase Agreement, dated as of March 22, 1999, between Boss Investment LLC, a Delaware limited liability company, and Building One Services Corporation, a Delaware corporation.

                2. Investors' Rights Agreement, dated as of March 22, 1999, among Building One Services Corporation, a Delaware corporation, and Boss Investment LLC, a Delaware limited liability company.

                3. Amendment No. 1, dated as of April 6, 1999, to the Investors' Rights Agreement, dated March 22, 1999, among Building One Services Corporation, a Delaware Corporation and Boss Investment LLC, a Delaware Limited Liability Company.

                4. Indenture, dated as of April 30, 1999, between Building One Services Corporation, a Delaware corporation, and United States Trust Company of New York, a national banking association, as Trustee.

                5.  Press Release, dated March 23, 1999.

                6.  Press Release, dated April 30, 1999.

                             APPENDIX A TO ITEM 2

        The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors, Capital Management IV, and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

        The principal business of Advisors is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner of Advisors.

        The directors and principal executive officers of Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIM IV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIM IV. AIM IV is principally engaged in the business of serving as general partner of Apollo Management IV.

        Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive investment managers (collectively "Apollo
                                                                     ------
Advisors") with respect to the Apollo Investment Funds, including AIF IV and
--------
Apollo Real Estate Advisors, L.P. and its successive investment managers (collectively "AREA") with respect to the Apollo Real Estate Investment Funds.
               ----
The principal business of Apollo Advisors is to provide advice regarding investments in securities on behalf of the Apollo Investment funds and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments on behalf of the Apollo Real Estate Investment funds. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Boss Investment LLC, Apollo Investment Fund IV, L.P., Apollo Advisors IV, L.P. and Apollo Overseas Partners IV, L.P.

        Dated as of the 6th day of May, 1999.

BOSS INVESTMENT LLC                                  APOLLO ADVISORS IV, L.P.

                                                     By:  Apollo Capital Management IV, Inc.,
By:  /s/  Andrew Africk                                   its General Partner
     ----------------------------------
Name:  Andrew Africk
Title:    Manager                                    By:  /s/  Michael D. Weiner
                                                          ----------------------------------
                                                          Name:  Michael D. Weiner
                                                          Title:    Vice President


APOLLO INVESTMENT FUND IV, L.P.                      APOLLO OVERSEAS PARTNERS IV, L.P.  IV, L.P.

By:  Apollo Advisors IV, L.P.,                       By:  Apollo Advisors IV, L.P.,
     its General Partner                                  its General Partner

By:   Apollo Capital Management IV, Inc.,            By:  Apollo Capital Management IV, Inc.
      its General Partner                                 its General Partner


By:  /s/  Michael D. Weiner                          By:  /s/  Michael D. Weiner
     ----------------------------------                   ----------------------------------
     Name:  Michael D. Weiner                             Name:  Michael D. Weiner
     Title:     Vice President                            Title:    Vice President
